June 4, 2020

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549
Re:	Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 467 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933 (the “Securities Act”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act. The main purpose of this filing is to revise principal investment strategy disclosures for the Newfound Risk Managed Global Sectors Fund and the Newfound Risk Managed U.S. Sectors Fund. This filing also enhances the disclosure of market risk for all funds offered in the Amendment to account for the effects of the COVID-19 pandemic.

We hereby request that the staff of the Securities and Exchange Commission (“SEC”) selectively review the disclosure contained in the Amendment that relates to the Newfound Risk Managed Global Sectors Fund and Newfound Risk Managed U.S. Sectors Fund. If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Phone: 614.469.3217